VIA EDGAR	October 16, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LiveXLive Media, Inc.
Registration Statement on Form S-1
Filed May 11, 2017, as amended
File No. 333-217893
Acceleration Request

Requested Date: October 18, 2017

Requested Time: 4:15 P.M. Washington, D.C. time

Ladies and Gentlemen:

LiveXLive Media, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 so that such Registration Statement will become effective as of 4:15 p.m. Washington, D.C. time on Wednesday, October 18, 2017, or as soon thereafter as practicable.

Sincerely,

LiveXLive Media, Inc.

/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Chief Executive Officer

cc:	Jerome N. Gold, LiveXLive Media, Inc..
Allen Z. Sussman, Esq. Loeb & Loeb LLP